Exhibit 99.2

Oncolytics Biotech® Prices USD $8,000,000 Million Public Offering of Common Shares

CALGARY, AB and SAN DIEGO, CA, June 1, 2018 - Oncolytics Biotech® Inc. (TSX: ONC) (NASDAQ: ONCY), currently developing REOLYSIN® (pelareorep), an intravenously delivered immuno-oncolytic virus turning cold tumors hot, today announced the pricing of its underwritten public offering of 1,372,213 common shares (the “Offering”). The shares are being sold at a public offering price of USD $5.83 per share. The gross offering proceeds to the Company from this Offering are expected to be approximately USD $8,000,000 million, before deducting underwriting discounts and commissions and other estimated offering expenses. All of the shares are being offered by the Company and purchased by the Underwriter. The Offering is expected to close on or about June 5, 2018, subject to the satisfaction of customary closing conditions.

Oncolytics’ common stock has been approved for listing on the Nasdaq Capital Market and will begin trading thereon under the symbol “ONCY” at the opening of trading on Friday, June 1, 2018.

Ladenburg Thalmann & Co. Inc., (the “Underwriter”) a subsidiary of Ladenburg Thalmann Financial Services Inc. (NYSE American: LTS), is acting as the sole book-running manager in connection with the Offering.

Oncolytics has granted the Underwriter a 30-day option to purchase an additional 205,832 shares to cover over-allotments, if any.

The Offering is subject to customary closing conditions, including NASDAQ and TSX approvals. The Company intends to use the net proceeds of the Offering for research and development activities and working capital purposes.

The Offering is being made pursuant to a U.S. registration statement on Form F-10, declared effective by the United States Securities and Exchange Commission (the “SEC”) on May 7, 2018 (the “Registration Statement”), and the Company’s existing Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) dated April 25, 2018. The prospectus supplements relating to the Offering (together with the Base Shelf Prospectus and the Registration Statement, the “Offering Documents”) has been filed with the Alberta Securities Commission in Canada, and with the SEC in the United States. No common shares will be offered or sold to Canadian purchasers. The Offering Documents will contain important detailed information about the securities being offered. Before you invest, you should read the Offering Documents and the other documents the Company has filed with the SEC for more complete information about the Company and the Offering. Copies of the Offering Documents will be available for free by visiting the Company’s profiles on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com or the SEC’s website at www.sec.gov. Alternatively, when available, copies of the prospectus supplement can also be obtained from Ladenburg Thalmann & Co. Inc., Attn: Prospectus Department, 277 Park Avenue, 26th Floor, New York, New York 10172, by calling (212) 409-2000.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Oncolytics Biotech Inc.

Oncolytics is a biotechnology company developing REOLYSIN®, also known as pelareorep, an intravenously delivered immuno-oncolytic virus. Oncolytics is currently planning its first registration study in metastatic breast cancer, as well as studies in combination with checkpoint inhibitors and targeted and IMiD therapies in solid and hematological malignancies.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of REOLYSIN, also known as pelareorep, as a cancer therapeutic; statements with respect to the Offering, including the filing of Offering Documents, the anticipated closing date and the expected use of proceeds; the commencement of trading of the of the common shares on Nasdaq; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact Michael Moore Vice President, Investor Relations & Corporate Communications 858-886-7813 mmoore@oncolytics.ca
Investor Relations Robert Uhl Westwicke Partners 858-356-5932 robert.uhl@westwicke.com	Media Contact Jason Spark Canale Communications 619-849-6005 jason@canalecomm.com